United States securities and exchange commission logo





                               April 20, 2023

       Tarek Robbiati
       Chief Financial Officer
       Hewlett Packard Enterprise Company
       1701 East Mossy Oaks Rd.
       Spring, TX 77389

                                                        Re: Hewlett Packard
Enterprise Company
                                                            Form 10-K for
Fiscal Year Ended October 31, 2022
                                                            Filed December 8,
2022
                                                            File No. 001-37483

       Dear Tarek Robbiati:

              We have reviewed your April 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 15, 2023 letter.

       Form 10-K for the Fiscal Year Ended October 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Fiscal Year 2022 Compared to Fiscal Year 2021
       Segment Information, page 45

   1. We note your response to comment one. You state you do not manage your operating segments based solely
on volume and price and that, for several segments, several
                                                        variables complicate
attributing fluctuations in revenue solely to volume and price changes or new products
and services. Please note our request that you quantify the
                                                        extent to which changes
are attributable to changes in price, volume, or new products and services does not limit
you to attributing fluctuations solely to those factors, but rather seeks such
quantification to the extent to which those factors are the cause of fluctuations,
                                                        as required by
Regulation S-K. We believe that you should also quantify any other
 Tarek Robbiati
FirstName   LastNameTarek
Hewlett Packard  Enterprise Robbiati
                            Company
Comapany
April       NameHewlett Packard Enterprise Company
       20, 2023
April 220, 2023 Page 2
Page
FirstName LastName
         material factors causing, or offsetting, changes in results.

         On page 36 you disclose the revenue increase in fiscal 2022 was    led
by effective pricing
         management in server products and strong demand for networking
products.    Please
         explain to us what you mean by    effective pricing management,    how
you know this was
         a leading factor affecting your results, and quantify for us the impact of this factor. Please
         provide the same information to us with regard to the    strong demand
for networking
         products.

         In your proposed revised disclosure for consolidated results, you
state    net revenue
         increased across many of our segments due to the improved demand environment led by
         revenue growth.    Please explain to us what you mean by    improved
demand environment
         led by revenue growth.

         In your proposed revised disclosure for the Compute segment, you quantify the percentage change in average unit prices and unit shipments. Please also quantify in absolute dollars the impact these two factors had on your results. You also propose to attribute changes in results to unfavorable currency fluctuations. Please quantify this factor, if material.
         Please make similar revisions to disclosures proposed for the Intelligent Edge segment.

         In your response regarding HPC & AI, you state price and volume are not the primary drivers of changes in revenue and that focusing on these factors is not practical nor would it be informative. Note that Regulation S-K does not limit quantification to primary factors; instead, you should quantify all material factors. To illustrate the nature of this
         segment   s potentially varied sales between periods, you provide an example where one
         period has a lower sales volume of higher priced solutions while another period has a higher volume of lower priced solutions. You state an investor may develop incorrect price per unit trend expectations. Note that we did not request price per unit disclosures.
         In addition, if two periods    results were affected by the
illustrative scenario you provided,
         this is exactly the type of information that should be disclosed so investors can understand the factors that drove results and the potential for variability in results for the segment.
         Your concern about inadvertent implications of your disclosure can be mitigated by appropriate cautionary language if you believe it is necessary and warranted.

         In your response regarding Storage, you state that identification of a specific product unit that is applicable to all technology types is not practical and that disparities in offerings create challenges in attributing revenue movements to price and volume changes. We understand that it may not always be practical to measure price and volume impacts when offerings are numerous and varied in price. However, we believe you should disclose such information when reasonably available. In certain situations, you may have undertaken specific pricing actions such as raising prices across a group of products. For example, we note from your fourth quarter 2022 earnings call on November 22, 2022, that pricing actions were taken. In situations like this, we believe your disclosure should speak to the effects of such pricing decisions on your results.
 Tarek Robbiati
Hewlett Packard Enterprise Company
April 20, 2023
Page 3
GAAP to Non-GAAP Reconciliations
Reconciliation of GAAP earnings from operations and operating profit margin to non-GAAP earnings from operations and operating profit margin, page 54

2. We note your responses to comments two and three. You state that fiscal 2023 is the final year in which material transformation charges are expected to be incurred. Your proposed revised disclosure in response to comment three states that management excludes transformation costs because they are discrete costs related to two programs which you expect will be complete by October 31, 2023. It appears this is intended to disclose
         management   s use, which is only necessary to the extent material to
investors. With
         regard to usefulness to investors, you propose disclosing that excluding transformation
         costs    allows   investors to better understand our consolidated
financial performance in
         relation to the operating results of our segments, as well as facilitates a supplementary measure of our current operating performance in comparison to our
peers.    This does not
         appear to be a substantive reason, specific to you, of why excluding transformation costs of useful to investors. To the extent you continue to adjust for transformation costs, please revise to disclose a substantive reason, specific to you, of usefulness to investors, disclose your history of incurring such costs, and disclose that 2023 is the final year in which material transformation charges are expected to be incurred.
       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameTarek Robbiati                               Sincerely,
Comapany NameHewlett Packard Enterprise Company
                                                               Division of
Corporation Finance
April 20, 2023 Page 3                                          Office of Trade
& Services
FirstName LastName